================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 3)
                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                       CENTENNIAL HEALTHCARE CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            HILLTOPPER HOLDING CORP.
                          HILLTOPPER ACQUISITION CORP.
                     WARBURG, PINCUS EQUITY PARTNERS, L.P.
                             WARBURG, PINCUS & CO.
                                J. STEPHEN EATON
                                  ALAN C. DAHL
                               KENT C. FOSHA, SR.
                            LAWRENCE W. LEPLEY, JR.
                       CENTENNIAL HEALTHCARE CORPORATION
                       (NAME OF FILING PERSON -- OFFEROR)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   150937100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                 DAVID WENSTRUP
                          VICE PRESIDENT AND SECRETARY
                            HILLTOPPER HOLDING CORP.
                      c/o E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                           TELEPHONE: (212) 878-0600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                              --------------------

                                                COPY TO:

     DARYL R. GRISWOLD, ESQ.            STEVEN J. GARTNER, ESQ.          PAUL A. QUIROS, ESQ.
CENTENNIAL HEALTHCARE CORPORATION        DAVID K. BOSTON, ESQ.            LYNN S. SCOTT, ESQ.
  400 PERIMETER CENTER TERRACE         WILLKIE FARR & GALLAGHER             KING & SPALDING
            SUITE 650                     787 SEVENTH AVENUE             191 PEACHTREE STREET
     ATLANTA, GEORGIA 30346            NEW YORK, NEW YORK 10019         ATLANTA, GEORGIA 30303
    TELEPHONE: (770) 698-9040          TELEPHONE: (212) 728-8000       TELEPHONE: (404) 572-4600

                              --------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement oF A tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/X/  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /
================================================================================

SCHEDULE TO AMENDMENT NO. 3


         This Amendment No. 3 (this "AMENDMENT") amends and supplements the Tender Offer Statement on Schedule TO filed by Hilltopper Holding Corp., a Delaware corporation, Hilltopper Acquisition Corp., a Georgia corporation ("PURCHASER"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, J. Stephen Eaton, Alan C. Dahl, Kent C. Fosha, Sr., Lawrence W. Lepley, Jr. and Centennial HealthCare Corporation, a Georgia corporation ("CENTENNIAL") on March 17, 2000, as amended (the "SCHEDULE TO") relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "SHARES"), of Centennial at a purchase price of $5.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "OFFER"), copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Schedule TO. In addition, this Amendment amends and supplements the Schedule TO by adding Warburg, Pincus & Co. as a filing person. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

         Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

         (1) The information set forth under the caption "SPECIAL FACTORS -- POSITION OF CENTENNIAL, PARENT, PURCHASER, THE WP FUNDS AND MANAGEMENT AS TO THE FAIRNESS OF THE OFFER AND THE MERGER" of the Offer to Purchase is hereby amended to read in its entirety as follows:

"4. POSITION OF CENTENNIAL, PARENT, PURCHASER, THE WP FUNDS, WARBURG, PINCUS & CO. AND MANAGEMENT AS TO THE FAIRNESS OF THE OFFER AND MERGER

         By virtue of the Subscription Agreement, Parent may be deemed to beneficially own approximately 39.5% of the Shares. As a result, Parent and its affiliates may be deemed to be "affiliates" of Centennial. Rule 13e-3 of the Exchange Act governs "going-private" transactions by certain issuers and their affiliates. Accordingly, in compliance with Rule 13e-3, Centennial, Parent, Purchaser, the WP Funds, Warburg, Pincus & Co. and Messrs. Eaton, Dahl, Fosha and Lepley (collectively, "Management") may be required to consider the fairness of the Offer and the Merger to the Public Shareholders.

         Centennial, Parent, Purchaser, the WP Funds, Warburg, Pincus & Co. and Management believe the Offer and the Merger to be substantively and procedurally fair to the Public Shareholders. Centennial, Parent, Purchaser, the WP Funds, Warburg, Pincus & Co. and Management have considered the J.P. Morgan opinion (see, "REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS" below), in addition to the following factors:

         - The fact that the Board and the Special Committee concluded that the Offer and the Merger are fair to and in the best interests of, Centennial.

         - The historical and projected financial performance of Centennial and its financial results.

         - The Per Share Amount represents an 87% premium over the closing price for the Shares on February 24, 2000, the last full trading day prior to announcement of the $5.50 Offer.


                               Page 2 of 6 Pages

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SCHEDULE TO AMENDMENT NO. 3


         - The Offer is an all cash offer for all of the outstanding Shares and the Public Shareholders can accept or reject the Offer.

         - The ability of Public Shareholders who do not tender their Shares and object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the GBCC.

         -        The Offer is not subject to a financing condition.

         - The Offer provides the Public Shareholders who are considering selling their Shares with the opportunity to sell their Shares at the Per Share Amount without incurring the transaction costs typically associated with market sales.

         - The terms of the Merger Agreement were determined through arm's length negotiations between the Special Committee and its legal and financial advisors, on the one hand, and representatives of Parent, on the other hand, and provide for the Offer to allow Public Shareholders to receive payment for their Shares on an accelerated basis. These terms were negotiated before Parent or Purchaser beneficially owned any Shares.

         - The Contributing Shareholders have significant control of the Common Stock and could significantly influence a disposition of Centennial.

         - Centennial's liquidity situation, which does not currently allow for opportunities to grow Centennial through acquisitions.

         - Notwithstanding that the J.P. Morgan opinion was provided solely for the information and assistance of the Special Committee and that Centennial, Parent, Purchaser, the WP Funds, Warburg, Pincus & Co. and Management are not entitled to rely on such opinion, the fact that the Special Committee received an opinion from J.P. Morgan that the $5.50 per Share in cash to be received by the Public Shareholders in the Offer and the Merger is fair to such holders from a financial point of view.

         Centennial, Parent, Purchaser, the WP Funds, Warburg, Pincus & Co. and Management have reviewed the factors considered by the Board in support of its decision as described above and in the Schedule 14D-9, and had no basis to question their consideration of or reliance on these factors. None of Centennial, Parent, Purchaser, the WP Funds, Warburg, Pincus & Co. and Management find it practicable to assign specific relative weights to the foregoing factors in reaching its opinion as to the fairness of the Offer and the Merger to the Public Shareholders."

         (2) The information set forth under the caption "THE TENDER OFFER -- MISCELLANEOUS" of the Offer to Purchase is hereby amended by deleting in its entirety the fourth paragraph and replacing it with the following:

         "During the last five years, neither Purchaser nor Parent, WPEP or Warburg, Pincus & Co. nor, to the best of their knowledge, any of the persons listed in Schedule A to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future


                               Page 3 of 6 Pages

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SCHEDULE TO AMENDMENT NO. 3


         violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

         (3) The information set forth under the caption "THE TENDER OFFER -- CENTENNIAL'S PROJECTIONS" of the Offer to Purchase is hereby amended by deleting in its entirety the last sentence of the second paragraph and replacing it with the following:

         "None of Parent, Purchaser, WPEP or Warburg, Pincus & Co. or any of their respective representatives assumes any responsibility for the validity, reasonableness, or completeness of the projected financial information, and Centennial has made no representation to such parties regarding such information."

         (4) The information set forth under the caption "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER" is hereby amended by deleting in its entirety the lead-in of the first paragraph and replacing it with the following:

         "Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for if (i) there will not have been validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock which, when taken together with the Shares, if any, beneficially owned by Parent, represents more than 68.5% of the number of shares of Common Stock outstanding on a fully diluted basis, (ii) any applicable waiting period under the HSR Act will not have expired or been terminated prior to the expiration of the Offer or (iii) at any time after the date of the Merger Agreement and on or prior to the Expiration Date any of the following events will occur and be continuing or conditions exist:"


                               Page 4 of 6 Pages

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SCHEDULE TO AMENDMENT NO. 3


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 26, 2000

                                        HILLTOPPER ACQUISITION CORP.

                                        By /s/ David Wenstrup
                                          --------------------------------------
                                            Name:  David Wenstrup
                                            Title: Vice President and Secretary

                                        HILLTOPPER HOLDING CORP.

                                        By  /s/ David Wenstrup
                                          --------------------------------------
                                            Name:  David Wenstrup
                                            Title: Vice President and Secretary

                                        WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                           By:  Warburg, Pincus & Co.,
                                           General Partner

                                        By  /s/ Joel Ackerman
                                          --------------------------------------
                                            Name:  Joel Ackerman
                                            Title: Managing Director

                                        WARBURG, PINCUS & CO.

                                        By  /s/ Joel Ackerman
                                          --------------------------------------
                                            Name:  Joel Ackerman
                                            Title: Partner


                               Page 5 of 6 Pages

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SCHEDULE TO AMENDMENT NO. 3

                                            /s/ J. Stephen Eaton
                                            ------------------------------------
                                            J. Stephen Eaton

                                            /s/ Alan C. Dahl
                                            ------------------------------------
                                            Alan C. Dahl

                                            /s/ Kent C. Fosha, Sr.
                                            ------------------------------------
                                            Kent C. Fosha, Sr.

                                            /s/ Lawrence W. Lepley, Jr.
                                            ------------------------------------
                                            Lawrence W. Lepley, Jr.

                                        CENTENNIAL HEALTHCARE CORPORATION

                                        By  /s/ J. Stephen Eaton
                                          --------------------------------------
                                            Name:  J. Stephen Eaton
                                            Title: Chief Executive Officer


                               Page 6 of 6 Pages